U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

           Under Section 12(g) of the Securities Exchange Act of 1934

                             WORLD DIAGNOSTICS, INC.

             (Exact name of Registrant as specified in its charter)

          DELAWARE                                   65-0742342

  (State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or organization)

 15271 NW 60TH Avenue, #201, 33014
 Miami Lakes, Florida
(Address of  principal executive offices)

Issuer's telephone number, including area code (305) 827-3304

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:

         4,281,827 shares of Common Stock, $0.001 par value

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                  INDEX TO REGISTRATION STATEMENT ON FORM 10-SB
                               ITEMS IN FORM 10-SB
                                     Part I
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                                                                                       PAGE
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
Item 1.  Description of Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . ..1
Item 2.  Management's Discussion and Analysis of Financial Condition
           and Results of Operation. . .. . . . .  . . . . . . . . . . .  . . . . . . . .17
Item 3.  Description of Property. . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
Item 4.  Security Ownership of Certain Beneficial Owners and Management . . . . . . . . .26
Item 5.  Directors, Executive Officers, Promoters and Control Persons . . . . . . . . . .28
Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
Item 7.  Certain Relationships and Related Transactions . . . . . . . . . . . . . . . . .31
Item 8.  Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . . . . .32

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
            and Other Shareholder Matters . . . . . . . . . . . . . . . . . . . . . . . .32
Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
Item 3.  Change in and Disagreements with Accountants on Accounting and Financial Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . . .33
Item 4.  Recent Sales of Unregistered Securities. . . . . . . . . . . . . . . . . . . . .33
Item 5.  Indemnification of Directors and Officers. . . . . . . . . . . . . . . . . . . .34

                                    Part F/S

Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . .35-50

                                    Part III

Item 1.  Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .51
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PART I

FORWARD-LOOKING STATEMENTS

     This Registration Statement of World Diagnostics, Inc. (also referred to as "WDI" or the "Company") includes forward-looking statements within the meaning of Section 21E(i)(1) of the Securities Exchange Act of 1934 (the "Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward- looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. WDI does not claim the safe harbor exemption due to its use of such forward looking statements as this document is the initial registration of the Company. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward--looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to up-date forward-looking statements after the effectiveness of this Registration Statement even when new information, future events or other circumstances have made them incorrect or misleading.

ITEM 1.       DESCRIPTION OF BUSINESS

     WDI is an early stage Company that was formed in Delaware and became operational in February of 1997. WDI acquired the assets of Health Tech International, Inc. in May of 1998 through payment of $2,000. The primary assets consisted of proprietary distribution agreements and certain technology for rapid diagnostic tests. This transaction was treated as a combination of companies under common control with WDI being the surviving company.

     WDI was formed to service the international demand for various laboratory diagnostic products. WDI is a single source supplier and exporter of approximately 450 diagnostic test products of which 100 of these products produce approximately 80% of the revenues. The diagnostic test products are marketed through the Company's website, www.labtestkits.com, and distributor network. WDI develops and distributes a comprehensive line of rapid immunodiagnostic products for point-of-care testing of certain human medical conditions and infectious diseases. WDI acts as a virtual manufacturer by having its products made to its specifications through a network of suppliers and contract manufacturers. As a virtual manufacturer, WDI is able to obtain components constituting final WDI products on a more cost-effective basis, from approximately 25 predominately interchangeable suppliers, than if it were to operate such manufacturing facilities on its own. As such, WDI provides its customers with diagnostic products without having the overhead expenses of a typical manufacturer, while allowing WDI to maintain product design and quality control.

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     WDI has designed and developed various rapid diagnostic test kits that incorporate proprietary, one-step, rapid tests that utilize genetically engineered formatting to diagnose and help prevent the spread of infectious diseases, such as HIV, Cholera, Hepatitis, Tuberculosis, and various sexually transmitted diseases. These products provide accurate and cost-effective diagnoses of acute and chronic conditions in the areas of reproductive health, viral and bacterial infectious diseases, gastrointestinal, hormones, cancer, cardiac, and autoimmune disorders. WDI products also are used for therapeutic treatment and drug abuse testing.

     WDI's primary revenues are derived from Latin America, the Caribbean, Israel, the Middle East, Eastern Europe, the European Common Market, Asia and the Pacific Rim. WDI provides a significant number of diagnostic reagents to emerging and intermediate developed nations for which WDI is an affordable single source supplier. WDI products are sold primarily outside the United States through approximately 60 distributors who sell to professionals, hospitals, physician offices, clinical laboratories, retail drug stores, and to government agencies in connection with blood screening, disease containment and drug interdiction programs. This customer base has been established through direct marketing initiatives, and since September 1998, leads generated by the Company's website, www.labtestkits.com. These customers are supported by sales personnel and a technical staff that is available directly by telephone, fax, E-mail or online through the Company's web site. WDI's largest customer accounted for approximately 21% of its revenues in the fiscal year ended March 31, 1999 ("Fiscal Year 1999") and approximately 11% for the three months ended June 30, 1999. The Company does not believe that the loss of any other single customer would have a material and adverse impact on WDI's results.

     During Fiscal Year 1999 WDI's annual sales grew from approximately $393,000 to $576,000 and gross profit margins grew from 17% to 21%. Also, the Company launched its web site and registered a substantial number of its products in various countries. In July, 1998 the Company received an FDA Good Manufacturing Practices ("GMP") license from the U.S. Food and Drug Administration ("FDA") which is used for registering the Company's products for sale in various countries. The GMP license also enables the Company to conduct on-site packaging and perform certain design manufacturing operations that it may choose to keep within the Company to protect the proprietary aspects of its products.

     In June 1998, WDI received certification for its whole blood rapid HIV test from the World Health Organization's ("WHO") "Special Program for Sexually Transmitted Diseases" located at their Caribbean Epidemiology Center ("CAREC") for surveillance of infectious diseases. Concurrently with achieving WHO certification, WDI launched its first proprietary rapid test product requiring no instrumentation with a positive predictor value rating of 100%. WDI has since

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expanded its product line through internal development and acquisition of other diagnostic tests that are economical, easy to use and which possess modern technology.

     In June 1998, WDI also completed a private placement of common stock and warrants that resulted in WDI receiving net proceeds of $50,000 which has been used for various working capital purposes. In October 1998, WDI received approval from the NASD for its stock to trade on the Nasdaq Bulletin Board OTC Market under trading symbol ("WDGI"). In addition during 1999, the Company received additional proceeds totaling $575,750 through the exercise of common stock purchase warrants.

A. INDUSTRY AND MARKET OVERVIEW

     The 1999 worldwide market, for In-Vitro Diagnostic ("IVD") products is estimated to be in excess of $20 billion. In-Vitro testing may be defined as tests performed on bodily fluids which have been removed from the body such as urine, blood and saliva. According to international and US domestic indicators from the World Bank, Frost & Sullivan, IMS and Theta Corporation, the world wide diagnostic market is the largest and fastest growing segment of the health care market. Unit tests performed in the area of infectious diseases in third world nations is approximately 70% of the total market. In emerging economies, growth in the volume of infectious disease testing is more than 18% per annum.

     The market for diagnostic product sales is influenced by several factors:
(1) availability of drugs for disorder treatment; (2) national government health programs; (3) social security systems; and, (4) the availability of funds from international organizations to contain the spread of infectious diseases. The growth in the demand for diagnostic products is predicated upon the concept that, the easier it is to diagnose a disease or medical disorder, the easier it is for the physician to respond to the patient. Governments in emerging markets are responding to increases in infectious disease disorders through the use of rapid diagnostic testing products and the isolation of infectious individuals. This policy is driven by the need to minimize costs to the medical and social system for the general health and welfare improvement of populations, and to also contain epidemic situations. Diagnostic products avoid more costly remedies by early detection of diseases or medical disorders as well as containment in non-treatable epidemic situations.

     In developing and emerging growth nations, population control is the second largest growth area in diagnostic product sales behind infectious diseases. The demand for fertility diagnostic products is driven by the need for population control fostered by international funding through such agencies as UNICEF, a medical and educational arm of the United Nations, the World Bank and the International Monetary Fund, to mention a few.

     Another significant market factor is the issue of drug interdiction in emerging growth nations. The desire of police and military institutions, to utilize low cost delivery systems, presents WDI

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with meaningful sales opportunities. Revenue growth potential in this area of diagnostics relates to the sales of drug detection systems. There also are other areas of large consumption of drug detection testing systems such as criminal, judicial and immigration testing. In Fiscal Year 1999, sales of such drug detection systems increased from 1% of the Company's sales to 5% of the sales.

     Emerging growth economies require several key features in the diagnostic products they purchase that include: (1) ease of access, (2) low cost, (3) efficient selection and (4) flexibility of use. WDI provides ease of access through an expanding network of approximately 60 distributors in 60 countries, and increasingly through its business-to-business web site. WDI sells its products at a low cost, through WDI's virtual manufacturing system and its use of advanced proprietary technology such as its HIV, one-step, rapid test. WDI offers a comprehensive range of products available at a single source, which are not limited to the requirements of any one manufacturer or supplier. The interchangeable products may be used in open systems of diagnostic testing, as compared to closed systems that do not permit the use of another manufacturer's product. Interchangeable products offer customers flexibility and cost advantages of generic alternatives. This can be a critical competitive advantage for WDI.

     WDI provides flexible open diagnostic test systems as compared to the closed systems produced by larger companies for mature markets. A closed system requires exclusive use of a company's products because its products are the only ones that fit that particular company's analytical systems. Large corporations in maturing markets typically sell closed systems which utilize only their own reagents, and require capital intensive analyzers. These types of systems are too costly for emerging growth economies to purchase outright, and their unit cost per test is prohibitive to many customers without health care reimbursement programs. As a result, the growing trend for non-U.S. markets is to use open systems such as those offered by WDI, which enable the laboratory to use any manufacturer's reagent.

     Another significant trend in emerging markets is point of care ("POC") testing with rapid diagnostic products. POC testing is the alternative to central laboratory testing. The POC market is comprised of two general segments: hospital testing and decentralized testing. Hospital and physician POC testing is a growing practice and generally, is an extension of the hospital's central lab. A number of diagnostic tests conducted in the hospital are most effectively conducted at the bedside, in the emergency room or in a physician's office. For emerging markets, on site or in the field testing of patients by non-physician professionals for infectious diseases is one of the largest growing segments. The international market for rapid POC diagnostic tests is estimated by sources to be in excess of $8 billion for tests such as HIV, Hepatitis and sexually transmitted diseases. The market size for minor human medical conditions (pregnancy, diabetes, cholesterol, etc.) is estimated to be in excess of $1 billion world wide. In emerging markets the predominate demand in POC tests is for those tests concerning the more critical infectious diseases.

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     In emerging growth or moderately developed economies, the substantial majority of the laboratories are small and account for approximately 90% of the diagnostic product sales, whereas in the United States revenue produced from sales of diagnostic products is predominately derived from large labs who may account for approximately 5% of all U.S. laboratories, yet in sales orders account for the overwhelming majority of total sales. On the other hand, outside the United States there are very few large laboratories, the substantial majority of labs are small, which accounts for the extreme fragmentation of the market. These smaller accounts are less desirable to large corporate entities, whose systems are typically geared to larger scale usage and are capital intensive. WDI believes that these types of accounts are too expensive to be managed or sold to directly by large corporations. The resultant market situation is that the vast majority of these accounts currently buy from local distributors.

     WDI's experience is that distributors rarely stock a significant number of items and often are weak in providing service and technical support. Due to the fragmented market and large number of distributors in each country, individual labs, clinics and hospitals have limited access to diagnostic products which utilize advanced technology. Accordingly, small labs are highly receptive to companies providing advanced technology, service, and technical support and to opportunities to consolidate their purchases. WDI believes that by delivering more products at affordable prices from a single consolidated source, and by affording ease of access to products, through a network of regional distributors and through its web site, which are supported by technical information and direct help line, it will eventually build a substantial and valuable customer base, and achieve brand name recognition for its products on an international basis.

     The Company's mission for fiscal year ending March 31, 2000 ("Fiscal Year 2000") is to continue to build its leadership as a single source provider of diagnostic test kits to international markets. The Company will focus during Fiscal Year 2000 on several priorities: 1) enlarging the Company's customer base through continued international distributor growth and regional joint ventures;
2) expanding its business-to-business e-Commerce capabilities of its web site and on-line technical support for customers; 3) continuing to build brand name recognition and product registration in those regions which offer the greatest opportunity for revenue growth; 4) improve efficiency of product delivery and the management of its supplier network; and 5) bolster the Company's financial resources.

B. TECHNOLOGY

     WDI employs technologies which utilize some of the most modern "formats" available in the laboratory diagnostics industry. The word format refers to the platform under which animal and human proteins are utilized in order to determine quantitative or qualitative test results. WDI

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markets diagnostic quantitative and qualitative test kits covering the following areas: clinical chemistry, immunoassays and rapid diagnostic (POC) tests. The technology format primarily utilized by the WDI products embodies color development for a determination of results. The primary reason for utilizing color development as the active determinant of measurement is that most laboratories have instrumentation that can obtain results through optical density readings. This platform ensures that WDI products can readily integrate into most laboratories in its target markets.

     Immunoassays utilize commercially produced protein molecules called antibodies, which react with or bind to, specific antigens, such as other antibodies, viruses, bacteria, hormones and drugs. The antibodies produced in response to a particular antigen bind specifically to that antigen. This characteristic allows for identification of antibodies to be used in a wide range of diagnostic applications. The ability to detect the binding of antibodies to target antigens forms the basis for immunoassay testing. In immunoassays, antibodies are typically deposited onto a solid substrate. A chemical label is then either incorporated onto the solid substrate or added separately once the solid substrate has been exposed to the test sample. If the target antigen is present in the test sample, the chemical label produces a visually identifiable color change in response to the resulting antibody reaction with the antigen. This provides a clear color endpoint for easy visual verification of the test results. Using this platform, whether as a qualitative or quantitative test, allows measurement of disorders covering product areas such as infectious diseases, cancer markers, hormones, immune disorders, fertility, therapeutic and drugs of abuse, serology, virology, microbiology and other less significant areas.

     WDI's antibody and antigen tests are designed and engineered to use sophisticated molecular biology and DNA based genetic engineering techniques to produce proprietary and specific antigens to manufacture sensitive and specific kits for diagnosis. Natural immune systems of the human body produce antibodies to defend against abnormalities such as bacteria, viruses and cancer. Antibodies are produced in specific shapes and composition to attack and immobilize these abnormalities. Genetically engineered antibodies are more highly specific to increase detection of such abnormalities earlier than naturally formed antibodies. WDI offers four primary delivery system formats using the genetically engineered antigens: dipsticks, flow-through cassettes, microwell tests and a one-step lateral flow delivery system. While most diagnostic test formats utilize a basic antibody-antigen concept, the four formats developed by WDI provide advanced proprietary technology and differ in terms of speed, ease-of-use, sensitivity, and specificity to address the particular needs of different tests.

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C. PRODUCTS

     WDI believes that it's catalog of products offers the most comprehensive commonly used range of laboratory diagnostic test kits to be found at a single source. WDI's emphasis on rapid tests include cardiac markers such as Tropinin I for instant POC myocardial infarction, cancer markers such as Prostate Specific Antigen tests to screen for prostate cancer, sexually transmitted disease tests for HIV, Gonorrhea, Chlamydia, Syphilis and infectious disease tests for Cholera, Tuberculosis, Dengue Fever, Rotovirus, Rubella and HCV.

     WDI's products are categorized into four primary product groups.

     QUALITATIVE RAPID (POC) DIAGNOSTIC TESTS are marketed under the brand name of Smart-Check such as Smart-Check HIV, Smart-Check Syphilis, Smart-Check Ovulation, Smart-Check Pregnancy, Smart-Check Drugs of Abuse, and others tests used in the identification and measurement of other infectious as well as circulating immune complexes. These products accounted for approximately 15% of WDI's revenues for Fiscal Year 1999. These products account for approximately 34% of WDI revenue for the three months period ended June 30, 1999, and may increase as a percentage of revenues during the remainder of Fiscal Year 2000, subject to the risk factors set forth in Section M herein.

     QUANTITATIVE LABORATORY TESTS are marketed under the WDI brand label under the specific company brand name. Quantitative tests include test kits for blood banking, hormones, cancer markers, infectious diseases, allergy, fertility, gastrointestinal, immune disorders and other less significant disorders. These products accounted for approximately 43% of WDI's revenues for Fiscal Year 1999. These products account for approximately 36% of WDI's revenue for the three months period ended June 30, 1999.

     ROUTINE URINE AND LATEX AGGLUTINATION TESTS are significantly demanded formats in various emerging growth nations. These products offer lower sensitivity due to the age of the technology; however, they are available at the lowest cost and are preferred by some governments because they are inexpensive. These products accounted for approximately 30% of WDI's revenues for Fiscal Year 1999. These products account for approximately 23% of WDI revenue for the three months period ended June 30, 1999.

     CLINICAL CHEMISTRY REAGENTS are another product group that is fundamental to all laboratory operations. This product line, while the oldest and most mature, continues to be a widespread mode of clinical testing. These products accounted for approximately 12% of WDI's revenues for Fiscal Year 1999. These products account for approximately 7% of WDI revenue for the three months period ended June 30, 1999.

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D. PRODUCT LIFE CYCLES

     In the developing and emerging international markets it is difficult to estimate product life cycles. In the United States market product life cycles are traditionally 18 to 36 months, primarily because of the health care reimbursement systems, which create rising revenues upon product introductions until price erosion occurs and new technologies are introduced. In the developing and emerging international markets product life cycles are extended for longer periods. In some instances, such as latex agglutination test formats, which were introduced in western markets more than 25 years ago, product demand continues. As a consequence, WDI's modern technology products, (easy to use, non-equipment based flexible systems), are arriving before some of the larger U.S. based corporations even begin to export their older advanced technology. WDI believes that by offering modern technologies to developing and emerging international markets, it will continue to gain market share over the next several years.

E. VARIABILITY IN DEMAND

     Sales levels for several of the Company's products are occasionally affected by seasonal demand trends for certain sub tropical epidemic outbreaks such as Dengue Fever, Malaria and other mosquito born diseases. In other parts of the world, influenza and strep or other viral outbreaks would not have any significant impact on sales. Sales for these products are not expected to exceed more than 5% to 7% of annual revenues.

F. RESEARCH AND DEVELOPMENT

     The Company will focus its scientific development efforts in two areas: 1) the creation of new and improved diagnostic formats for its existing products; and 2) new infectious disease products with increased sensitivity resulting from DNA viral load detection, utilizing non-invasive specimens such as urine instead of blood or serum. WDI believes it has obtained significant footholds in using oligonucleotides for direct detection of a virus rather than the detection of antibodies, and that this type of format will lead to faster detection of disorders and provide more rapid treatment. Such a "test and treat" approach can lower costs and reduce inappropriate therapy, while increasing the efficiency of therapy among those patients most in need.

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     WDI is currently focusing its research and development primarily in the area of developing a one step whole blood rapid HIV test, which received certification of test efficacy from the WHO in June 1998. During Fiscal Year 1999 and 1998 and the three months ended June 30, 1999, the Company has spent minimal amounts on research and development projects. The Company will enter into agreements with research and development firms to continue further development of the rapid urine HIV test utilizing concepts developed by WDI. The Company is awaiting the establishment of two evaluation sites for prospective studies by the World Health Organization's Program for Sexually Transmitted Diseases. One site will be a low prevalence site with less than a 1% incidence of infected persons and the second site will be a high prevalence site with greater than a 10% incidence of patients coming into the clinics. These sites must be approved and confirmed by the Trinidad government before the WHO can begin the study. It is expected that it will take about one year from the commencement of the study to completion for the WHO evaluation. Due to the delay in obtaining WHO approval of the sites, WDI does not expect to spend significant funds on this project during Fiscal Year 2000.

     On April 1, 1999, the Company hired a genetic immunologist. He is the Vice President of Technical Affairs for the Company and he oversees the Company's quality control lab in Miami Lakes, Florida, and conducts audits of its suppliers and contract manufacturers to determine that WDI's specifications are met. As a virtual manufacturer, it is the Company's responsibility to conduct thorough investigation at its quality control lab that each of the components that are purchased from various suppliers, and incorporated into the final WDI product, are in conformity with FDA specifications.

G. MARKETING AND DISTRIBUTION

     The Company contracts with approximately 60 distributors that sell its products to end-users in about 60 countries outside the U.S. During Fiscal Year 1999, the WDI distributor customer base grew by approximately 50% from about 40 to the present amount. It's non-distributor customer base grew approximately 800%, from 5 to 40 non-distributor, direct end-user customers. It is estimated that, since the establishment of the Company's website, WDI has generated approximately 600 new customer leads, of which the majority are non-distributor direct end-user customer prospects. Historically, the largest non-distributor, direct end-user customer of the Company is located in Jamaica and is owned by one of the members of the Company's Board of Directors. Sales to this company in Fiscal Year 1999 accounted for approximately 21% of the Company's revenues and sales to this company were approximately 11% of the WDI revenue for period ended June 30, 1999.

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     The Company sells its products to approximately 60 distributors, each of whom, pursuant to a letter agreement have typically purchased an average of $2,000 to $4,000 of WDI products on a monthly basis. These distributors are located in approximately 60 countries, and each services end-user customers located within the country in which the distributor is based. The substantial majority of WDI sales are derived from WDI's distributor base. The Company has its highest concentration of distributors in the Carribean, Latin and South America. These regions accounted for approximately 85% of the Company's revenues for Fiscal Year 1999. For the three month period ended June 30, 1999, revenues attributable to this region were reduced to approximately 70% due to growth in revenues from Eastern and Central Europe, South Africa, the Middle East and Asia. WDI plans to attract additional distributors who have the capability to distribute WDI products to developing and emerging markets, promote WDI's brand names, accomplish the product registration requirements in these countries and service the end-user customer.

     As a further sales and marketing strategy, WDI offers various incentives to distributors and end-users that include: discounts for payment before delivery of goods and for payment within a specific number of days of delivery; incentive coupons and cumulative value points to preferred customers; i.e. those who have an established record of purchasing minimum volume, and paying for products within specific time periods; plus other discounts relating to promotions.

     As a part of its marketing initiative, WDI has created a multilingual, graphically enhanced, web site, www.labtestkits.com. The web site has been operational since September 1998 and transactional since June 1999. WDI expects that its e-Commerce business-to-business end-user customer base will increase through more wide spread use of the Internet.

     Recently, the widespread adoption of intranets and the acceptance on the Internet as a business communications platform has created a foundation for business-to-business e-commerce that offers the potential to lower costs and improve productivity. Business-to-business e-commerce is particularly well suited for the medical laboratory and diagnostic test products market because of its high degree of fragmentation and because of the inefficiencies inherent in its traditional purchasing process.

     WDI's strategic objective is to expand its position as an e-commerce solution for the medical diagnostics products market. In order to implement this objective, WDI intends to capitalize on its existing distributor network in order to market and build recognition of the Company identity and brand name. To accomplish this, we have entered into strategic relationships with various distributors.

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H. MANUFACTURING

     The Company operates as a virtual manufacturer through various contract supplier arrangements of in-vitro diagnostic products. Such products come in many forms, such as enzymatic clinical chemistry products, quantitative immunodiagnostic assays and rapid immunodiagnostic products for POC and detection of human medical conditions and illnesses. In most instances, the Company either designs and develops the basic genetic formatting specifications, or collaborates with its suppliers, to enable the suppliers to fulfill the Company's design and manufacturing requirements. This allows the Company to effectively control its own product development and product manufacturing needs through a network of numerous manufacturing and packaging suppliers.

     WDI maintains an FDA Good Manufacturing Practices packaging, quality control and research and development laboratory facilities of approximately 1,000 square feet. Suppliers generally consist of various laboratories devoted to antigen production, tissue culture, immunochemistry, and production areas, dedicated to solid phase coating processes and filling. The Company uses biological, chemical and packaging supplies and equipment, which are generally available from multiple competing suppliers. The Company requires all of its suppliers to manufacture WDI products in compliance with the GMP regulations of the FDA governing the manufacture of medical devices. The manufacture of medical diagnostic products is difficult, particularly with respect to the stability and consistency of complex biological components. Because of these complexities, manufacturing difficulties occasionally occur that delay the introduction of products, result in excess manufacturing costs or require the replacement of products already introduced into the distribution channel. Accordingly, WDI is required to comply and complies with the process of a registered FDA facility with the Federal Department of Health and Human Services and of the State of Florida, and is prepared for routine federal and state inspections to confirm the Company's compliance with the GMP regulatory requirements for in-vitro diagnostic products.

I. GOVERNMENT REGULATION

     The Company maintains an FDA certified good manufacturing practices facility. The vast majority of the Company's sales occur outside the United States. The Company has FDA approval for 70 of the approximately 100 products it offers for sale. The Company believes that the export of these products is in compliance with applicable foreign law. The Company has an FDA Registration Certificate of Foreign Commerce for its FDA approved products. The Company also has Certificates of Exportability 801(e) for all non-FDA approved products which are provided by WDI to distributors who have represented to the Company that such Certificates of Exportability permit the sale of the WDI products in the respective countries. An insignificant amount of the Company's products are sold within the USA which are subject to the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act as amended and/or provisions under the Safe Medical Act

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of 1990, which governs the manufacture and marketing of medical devices, including in vitro diagnostic test kits. In addition to the foregoing, the Company's present and future operations or products may be subject to regulation under the Occupational Safety and Health Act, Environmental Protection Act, Resource Conversion and Recovery Act, Toxic Substances Control Act, Clinical Laboratory Improvement Act and other present or possible future legislation and regulations, as well as by governmental agencies with regulatory authority relating to the Company's business.

J. PATENTS AND TRADE SECRETS

     WDI has not applied for patent protection with respect to any of its products. The Company protects its trade secrets through confidentiality and non-competition agreements executed by its employees. The Company may file for patent protection within the United States or other countries with respect to a patent where economic protection for the product is needed and such patent can be obtained. No assurance can be given that patents will be issued to WDI pursuant to any future patent applications in the United States or abroad or that WDI's patent portfolio will provide the Company with a meaningful level of commercial protection. A large number of individuals and commercial enterprises seek patent protection for technologies, products and processes in fields related to WDI's areas of product development. To the extent such efforts are successful, the Company may be required to obtain licenses in order to exploit certain of its product strategies. There can be no assurance that such licenses will be available to WDI at all or if so, on acceptable terms.

K. HUMAN RESOURCES

     As of August 31, 1999, the Company had 12 full-time and two part-time employees, none of whom are represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

L. YEAR 2000 COMPLIANCE

     WDI believes that its internal systems are year 2000 compliant or will be upgraded in connection with changes to information systems prior to the year 2000 without material cost or expense. Some computer systems and software products are coded to accept only two digit entries to represent years. For example, the year "1999" would be represented by "99." These computer systems and products will need the ability to accept four digit entries to distinguish years beginning with 2000 from prior years. Computer systems and products that do not accept four digit year entries will need to be upgraded or replaced to comply with such "Year 2000" requirements. The anticipated costs of any Year 2000 modifications are based on management's best estimates including the continued availability of certain resources and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

Specific factors that might cause such material differences include, but are not limited to the availability or cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties. In addition, there can be no assurance that Year 2000 compliance problems will not be revealed in the future which could have a material adverse affect on the Company's business, financial condition and results of operations. Many of the Company's customers and suppliers may be affected by year 2000 issues that may require them to expend significant resources to modify or replace their existing systems. This may result in those customers having reduced funds to purchase the Company's products or in those suppliers experiencing difficulties in producing or shipping products to the Company on a timely basis or at all.

M. RISK FACTORS RELATING TO THE BUSINESS

     The following factors, in addition to the other information discussed elsewhere in this Registration, should be considered with respect to any evaluation of the Company.

     1. LIMITED OPERATING HISTORY; GOING CONCERN AUDITOR'S REPORT. The Company was originally organized in February 1997 and has a limited operating history. The Company is a relatively new business and no assurance can be given that the Company will be successful. Accordingly, the Company's limited operating history prohibits an effective evaluation of the potential success of the Company. The Company's viability and continued operations are dependent upon future profitability, its ability to generate cash flow from uncertainties related to the diagnostics industry, and other business opportunities. The Company's operations are subject to all the risks inherent in the establishment of a young business enterprise. The likelihood of success for the Company must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company operates. There can be no assurance that the Company will be able to operate profitably in the future. Its financial objectives must therefore be considered highly speculative. The WDI financial statements for year ended March 31, 1999 were issued pursuant to a going concern report by the WDI auditors. This report states that the continuation of operations is dependent upon WDI's ability to obtain adequate financial resources.

     2. OPERATING LOSSES. WDI incurred a net loss of $824,478 for Fiscal Year 1999 and reported a loss of approximately $727,493 for the three months ended June 30, 1999. At June 30, 1999 and March 31, 1999, the Company had an accumulated deficit of $1,674,013 and $946,520, respectively, and positive working capital of $91,039 and $135,744, respectively. WDI expects to continue to incur losses for the foreseeable future. There can be no assurance that WDI will generate significant revenues or achieve profitability.

     3. NEED FOR ADDITIONAL FINANCING. The Company is expected to require additional working capital or other funds at a later date for the maintenance and expansion of its operations. See Management Discussion and Analysis. There is no assurance that WDI will be successful in obtaining additional financing or that such financing will be available, nor if such financing becomes available that it would be upon acceptable terms to WDI.

     4. CONFLICTS OF INTEREST. The Company's Directors and Officers are, or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners or other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort, and corporate opportunity, involved in participation with other business entities. See "Certain Relationships and Related Transactions."

     5. SUBSTANTIAL COMPETITION AND TECHNOLOGICAL CHANGE. The markets in which the Company operates are highly competitive and subject to rapid technological change. A large number of companies are involved or are becoming involved in the development and commercialization of diagnostic tests. Competitors include major pharmaceutical and medical diagnostic companies, many of which have considerably greater financial, technical, clinical and marketing than WDI. Such companies may improve existing products more efficiently than WDI or may design and develop new diagnostic products which are more accepted in the marketplace than the Company's products. Further, the markets in which WDI competes and intends to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change, and WDI expects competition to intensify as technological advances in such fields are made.

     Several of WDI's competitors have developed or may develop products that are similar in design and capability to WDI's existing products or products under development. WDI further anticipates that additional products for similar applications will be developed and marketed by WDI's competitors. There can be no assurance that WDI will have the resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future or that it will successfully develop technologies and products that are more effective or affordable than those being developed by its competitors or that developments by its competitors will not render WDI's products or technologies obsolete or noncompetitive. In addition, WDI's competitors may achieve patent protection, regulatory approval or commercialization earlier than WDI and gain competitive advantages relative to WDI.

     6. GROWTH AND EXPANSION RISKS. The ability of the Company to operate successfully depends to a substantial degree upon its management and consultants. The assembly of a strong management team is critical to the success of the business.

     7. KEYMAN INSURANCE. While the Company has obtained keyman insurance on its Chief Executive Officer in the sum of $500,000, the insurance may not be enough to secure a replacement in the event of the loss of such officer.

     8. CONTROL BY THE MANAGEMENT. The officers and directors of the Company currently own approximately 48% of the outstanding common stock of the Company. Accordingly, the Board of Directors and the officers of the Company will exercise control over the Company, including control over the election of directors and the appointment of officers of the Company.

     9. POSSIBLE VOLATILITY OF SECURITIES PRICES. Prior to this Registration, WDI's common stock has been quoted under symbol "WDGI" on the OTC Bulletin Board. There can be no assurance that the Company will be able to maintain such designation or that an active trading market can be developed and sustained. Recent history relating to the market prices of newly public companies indicates that there may be significant volatility in the market for such securities because of the factors unrelated, as well as related, to such company's operating performance. See Part II-Item 1, "Market Price of the Registrant's Common Equity and Other Shareholder Matters".

     10. LIMITED PRODUCT LIABILITY INSURANCE. WDI's business exposes it to product liability risks relating to the manufacturing, marketing and sale of diagnostic products. To date, WDI has not experienced any material product liability claims, but any such claim arising in the future could have a material adverse effect on WDI's business, financial condition and results of operations. WDI has limited product liability insurance in effect which, in the event of any legal action by third parties, could result in significant legal defense fees as well as damages for liability. While WDI may seek to obtain additional insurance in the future, the cost may be prohibitive. Therefore, WDI may have to rely on unrelated companies from whom it purchases WDI product components to provide such liability insurance. There can be no assurances that WDI will be able to obtain product liability insurance or that companies from whom WDI product components are purchased will be able to obtain product liability insurance. In the event that WDI is held liable for a claim against which it is not indemnified, or for damages exceeding the limits of its insurance coverage, or if any claim or product recall results in significant adverse publicity against WDI such claim or publicity could have a material adverse effect on WDI's business, financial condition and results of operations.

     11. DEPENDENCE ON SUPPLIERS. WDI contracts with approximately 25 suppliers to manufacture and produce various components of WDI products. While there is an agreement with each supplier, there can be no assurances that such contracts will be fulfilled or that internal problems within these third parties will not affect production or productivity in the future. While WDI believes that the suppliers have the ability to meet production requirements, or be replaced, there can be no assurances that the suppliers will meet all their contractual obligations or that the company will not be affected upon event of a breach of contract. WDI believes it can obtain suitable replacement products from other suppliers, however, the loss of a supplier may still have some negative impact on operations.

     12. NO DIVIDENDS ANTICIPATED TO BE PAID. WDI has never paid any dividends and WDI does not anticipate paying dividends in the foreseeable future. The future payment of dividends is directly dependent upon our future earnings, our financial requirements and other factors to be determined by the Board of Directors.

     13. GOVERNMENT APPROVALS. WDI must obtain product and or company registration in each country in which WDI products are sold. Government unrest, politics, or other unforeseeable complications may prevent the further sale of WDI products in a given country. Moreover, WDI has some contracts through government entities the loss of which could have a material affect on the business of the Company.

     14. INTERNET SOLUTIONS UNCERTAINTY. Our business will suffer if the global marketplace for WDI's products and services does not accept Internet solutions. Business-to-business e-commerce is a new and emerging business practice that remains largely untested in the marketplace. Growth in the demand for our Internet-based purchasing solution for WDI's products and services depends on the adoption of e-commerce and Internet solutions by worldwide industry participants, which requires the acceptance of a new way of conducting business and purchasing diagnostic test and laboratory products. WDI business could suffer dramatically if e-commerce and Internet solutions are not accepted or not perceived to be effective.

     15. INTERNET TRAFFIC PERFORMANCE. The growth and increasing volume of Internet traffic may cause performance problems which may adversely affect the development of our Internet-based business. The growth of Internet traffic to high volumes of use over a relatively short period of time has caused frequent periods of decreased Internet performance, delays and, in some cases, system outages. This decreased performance is caused by limitations inherent in the technology infrastructure supporting the Internet and the internal networks of Internet users. The international marketplace is less developed in its Internet infrastructure, which may pose problems in the form of delays, interruptions and communication failures. If Internet usage continues to grow rapidly, the infrastructure of the Internet and its users may be unable to support the demands of growing e- commerce usage, and the Internet's performance and reliability may decline. If our existing or potential customers experience frequent outages or delays on the Internet, the adoption or use of our Internet-based, e-commerce purchasing solution may grow more slowly than we expect or even decline. Consequently, the Company may have difficulty obtaining new customers, or maintaining our existing customers, either of which could reduce our potential revenues and have a negative impact on our business, results of operations and financial condition.

     16. INTERNET SECURITY. Security and disruption problems with the Internet or transacting business over the Internet may inhibit the growth of our Internet-based business. The secure transmission of confidential information over the Internet is essential to maintaining customer and supplier confidence. Customers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the conducting transactions. WDI may incur substantial expense to protect against and remedy security breaches and their consequences, which include computer viruses and other disruptive problems.

N. REPORTS TO SECURITY HOLDERS

     The Company is not currently subject to the reporting requirements of
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. Upon effectiveness of this Form 10-SB and in accordance with Nasdaq Rule 6530 the Company intends hereafter to file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at HTTP://WWW.SEC.GOV/. The Company maintains an Internet site at http://www.labtestkits.com.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS

     Except for the historical information contained herein, the matters discussed in this report are by their nature forward-looking. For the reasons stated in this report or in WDI's Securities and Exchange Commission filings, or for various unanticipated reasons, actual results may differ materially. WDI's operating results may fluctuate on a quarter-to-quarter basis as a result of a number of factors, including the competitive and economic factors affecting WDI's international markets, actions of distributors, manufacturing and production delays or difficulties, adverse actions or delays in product reviews, and the degree of acceptance that our new products achieve during the year.

FORWARD LOOKING STATEMENTS

     This Management's Discussion and Analysis of Results of Operations and Financial Condition contain forward-looking statements that are based on current expectations, estimates, forecasts and projections based on management's beliefs. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in forward-looking statements, whether as a result of new information, future events or other.

REVENUES

      For the first quarter of 1999 (period ending June 30, 1999), revenue increased by 58% over the first quarter of 1998. For Fiscal Year 1999, revenues increased by 46% to $576,250 for the year ended March 31, 1999 as compared to $393,801 for the year ended March 31, 1998. The increase is primarily due to larger sales volume, higher prices to new customers in emerging markets and increased direct sales to end users such as physicians offices, hospitals, private laboratories, clinics and government agencies. Due to the growth of the business, during Fiscal 1999, the customer/distributor base grew from 45 at March 31, 1998 to 108 at March 31, 1999.

Below is a breakdown of sales by region.

                                                 Quarter              Quarter              Year               Year
     PERIOD ENDED, (IN THOUSANDS 000)            6/30/99              6/30/98            3/31/99            3/31/98
     --------------------------------            -------              -------            -------            -------
-------------------------------------------------------------------------------------------------------------------------
BREAKDOWN OF REVENUES:

-------------------------------------------------------------------------------------------------------------------------
Domestic Sales                                               8                    9                 29                  0

-------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL REVENUES:

-------------------------------------------------------------------------------------------------------------------------
Caribbean                                                   96                   92                341                256

-------------------------------------------------------------------------------------------------------------------------
South America                                               87                   46                129                120

-------------------------------------------------------------------------------------------------------------------------
Eastern Europe                                              13                    0                 34                  0

-------------------------------------------------------------------------------------------------------------------------
Central America                                              6                    1                 15                 12

-------------------------------------------------------------------------------------------------------------------------
Pacific Rim                                                  8                    0                 10                  0

-------------------------------------------------------------------------------------------------------------------------
Western Europe                                              22                    0                  2                  0

-------------------------------------------------------------------------------------------------------------------------
Other                                                        0                    4                 16                  6
                                                    ----------          -----------         ----------        -----------
-------------------------------------------------------------------------------------------------------------------------
Total Revenue                                              240                  152                576                394

------------------------------------------  ------------------  ------------------- ------------------ ------------------

TWELVE MONTHS ENDED MARCH 31, 1999 VERSUS 12 MONTHS ENDED MARCH 31, 1998.

COST OF SALES AND GROSS PROFIT

         The Company's gross profit on product sales increased to $118,897 in Fiscal Year 1999 from $67,155 in Fiscal Year 1998. Gross profit increased as a percentage of sales to 21% in Fiscal Year 1999 from 17% in Fiscal Year 1998. Gross profit increased due to larger volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased 182% from $175,965 in Fiscal Year 1998 to $496,972 in Fiscal Year 1999. The increase in selling, general and administrative expenses is primarily due to the overall growth experienced by WDI. Payroll and related tax expenses increased by $120,000 due to additional personnel hired for Technical Support, Sales and Marketing. Professional fees increased by approximately $70,000 due to the professional fees associated with the equity private placement and contemplated offering. Rent expense increased by approximately $21,000 due to the addition of additional office expense which includes a prefabricated cold room inventory storage facility. Telephone expenses increased by approximately $26,000 due to increased phone calls to international customers. Travel and entertainment increased by approximately $23,000 due to increased international travel as the president made visits to larger international customers. Bad debt expense increased by $17,000 as the Company wrote off all old outstanding balances as of March 31, 1999.

LOSS ON WARRANT INDUCEMENT

         In June 1998, WDI completed the issuance of units in which it issued 400,000 shares of its common stock at $0.125 per share and issued 950,000 common stock purchase warrants. Each warrant was exercisable into one share of common stock at $1.00 per share and was to expire on March 15, 1999. During 1999, 201,500 warrants were exercised at $1.00. In March 1999, the Company extended the warrant expiration date to June 30, 1999 and reduced the exercise price to $0.50 per share. Due to the inducements, the remaining 748,500 warrants were exercised in March 1999 at $0.50 per share. Due to the change in the warrant terms, the Company recorded a non-cash loss of $374,250 in 1999.

INTEREST EXPENSE

         Interest expense was incurred primarily on borrowings in Fiscal Year 1999 from MediaVest, Inc., a company controlled by a shareholder and the Chairman of the Board of the Company. On May 26, 1998, the Company entered into a $150,000 promissory note with MediaVest. Inc. and note participants. The note matured on August 24, 1998 and bore 10% interest. On August 24, 1998, MediaVest, Inc. and WDI entered into a forbearance agreement which extended the maturity date to February 24, 1999 and forgave all interest through such period. The Board of Directors issued 200,000 shares of common stock to MediaVest, Inc. and the note participants in consideration of the forbearance agreement. The fair value was determined to be $0.125 per share. As a result, a non-cash loss of $15,958 was recorded as interest expense in Fiscal Year 1999, which is the difference between the total fair value of the common stock issued and the amount of forgiven interest. The remaining $10,000 in interest expense represents interest on the MediaVest, Inc. debt and other various notes payable.

EXTRAORDINARY LOSS ON EXTINGUISHMENT OF DEBT

         On December 22, 1998, the Company's Board of Directors authorized the issuance of 29,237 restricted shares of its common stock to extinguish
$17,500 of the Note. The fair market value of the common stock was $2.88 at the date of extinguishment. The restricted common stock cannot be sold for an 18 month period and after that can only be sold in accordance with Rule 144. Due to these restrictions, the Company discounted the fair value of the common stock by 25%. An extraordinary loss of $45,542 was recorded in the 1999 statement of operations representing the discounted fair market value of the common stock issued and the carrying amount of the Note extinguished.

NET LOSS

         The net loss for Fiscal Year 1999 increased to $824,478 or $(.27) per share from $108,210 or $(.42) per share compared to Fiscal Year 1998 of which $446,403 was attributed to non-cash charges associated with equity transactions. The loss from operations for Fiscal Year 1999 was $378,075 or ($0.25) per share an increase of $269,865 over Fiscal Year 1998.

THREE MONTHS ENDED JUNE 30, 1999 VERSUS THREE MONTHS ENDED JUNE 30, 1998.

COST OF SALES AND GROSS PROFIT

         The Company's gross profit on product sales decreased to $42,069 in the three months ended June 30, 1999 from $42,654 for the three months ended June 30, 1998. Gross profit decreased as a percentage of sales to 18% in 1999 from 28% in 1998. Gross profit decreased due to the accelerated expansion of the Company in the first quarter of 1999. The Company's revenues increased rapidly in the first quarter of 1999 which caused the Company to seek new suppliers and manufacturers (some internationally). There were delivery delays which caused more frequent ordering, increasing the freight costs of the products. These delivery problems have been addressed and corrected in the second quarter of 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased 212% from $91,144 in 1998 to $284,115 in 1999. The increase is a result of the overall growth experienced by WDI, including additional personnel hired for Technical Support, Sales and Marketing. Improvements were made to the Company's computer systems to fully network the Company. The web site was redesigned to enhance accessability to emerging countries without fiber optic phone systems on a worldwide basis. Accounting costs related to the year-end audit increased by $22,163.

         During the three months ended June 30, 1999, the Company issued 15,500 shares of its common stock to various non-employee consultants for past services rendered. The restricted shares cannot be sold for an eighteen month period and after that can only be sold in accordance with Rule 144. Due to these restrictions, the Company discounted the fair value of the Company's common stock on the date of issuance by 25%. Due to the issuance of these shares, the Company recorded $92,046 of compensation expense.

OTHER INCOME

         Other income increased by $8,491 in the three months ended June 30, 1999 compared to the three months ended June 30, 1998 due to miscellaneous cash receipts dealing with non-operating activities.

EXTRAORDINARY LOSS ON EXTINGUISHMENT OF DEBT

         In April 1999, the Company's Board of Directors issued 101, 090 restricted common shares and $45,000 in cash to extinguish the $107,500 note due to MediaVest, Inc. The fair market value of the common stock on that date was $7.00 per share. The restricted common stock cannot be sold for the first eighteen months and after that may only be sold in accordance with Rule 144. The Company discounted the fair value of the common stock by 25% on the date of the extinguishment. The extraordinary non-cash loss on the extinguishment of debt is $468,223 which is the difference between the fair market value of the stock and the carrying amount of the note extinguished. In May 1999, the Company paid the outstanding balance due to various vendors through the issuance of 6,000 shares of common stock. The fair market value of the common stock on the date of extinguishment was $7.50 per share. The restricted common stock cannot be sold for the first eighteen months and after that may only be sold in accordance with Rule 144. The Company discounted the fair value of the common stock by 25% on the date of the extinguishment. The extraordinary non-cash loss on the extinguishment of debt is $25,715 which is the difference between the fair market value of the stock and the carrying amount of the note extinguished.

NET LOSS

         The net loss for the three months ended June 30, 1999 increased to $727,493 or $(.18) per share from $48,490 or $(.02) per share compared to the three months ended June 30, 1998 of which $585,984 of the June 1999 loss was attributed to non-cash charges associated with equity transactions. The loss from operations for the June 1999 quarter was $242,046 or $(0.06) per share, an increase of $193,556 over the June 1998 quarter. The loss increased primarily due to higher operating expenses related to staff increases to support the overall growth of the Company, technical training and expenses relating to qualifying for the FDA Good Manufacturing Practices License website design costs, computer network, and the new inventory storage facility.

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 1999, WDI had cash and cash equivalents of $99,275 compared to $358,595 at March 31, 1999. Working capital, defined as current assets less current liabilities, was $91,039 at June 30, 1999 as compared to $135,744 at March 31, 1999. The Company had current assets of $291,843 and stockholders' equity of $119,820 at June 30, 1999. This compares to current assets of $489,190 and stockholders' equity of $150,022 at March 31, 1999. These decreases are due primarily to the growth of the Company. During the three months ended June 30, 1999, the Company used $203,495 in operating activities, compared to $75,390 during the three months ended June 30, 1998. During Fiscal Year 1999, the Company used $347,991 in operating activities, compared to $56,710 used in Fiscal Year 1998. The increase in cash used in operations was due to larger inventory levels, larger accounts payable and larger accounts receivable balances.

         Cash used in investing activities in the quarter ended June 30, 1999 and Fiscal Year 1999 consisted of fixed asset purchases such as a new computer network, a cold room, website infrastructure, and other equipment and furniture. There were no capital expenditures in fiscal year 1997.

         Net cash flows provided by (used by) financing activities decreased from $77,890 in the quarter ended June 30, 1998 to $(46,981) in the quarter ended June 30, 1999. Cash flows provided by financing activities increased from $56,155 in Fiscal Year 1998 to $716,577 in Fiscal Year 1999. The increase is principally due to the proceeds received from the exercise of stock warrants, and additional borrowings from MediaVest, Inc.

         On May 26, 1998, the Company entered into a $150,000 promissory note with MediaVest, Inc., a company controlled by a shareholder and director of the WDI. The Note bore interest at 10% and had a maturity date of August 24, 1998. The Company had an option to extend repayment on the Note for an additional 90 days. The Note was senior to all prior security interests and was collateralized by all of the Company's assets and guaranteed by a director of the Company. On August 24, 1998, the Company entered into a forbearance agreement with the creditor. The forbearance agreement extended the maturity date of the Note to February 24, 1999, and forgave all interest through February 24, 1999. In consideration for this forbearance agreement, the Board authorized the issuance of 200,000 shares of the Company's common stock to the creditor. The Board determined that the fair value of the common stock was $.125 per share, the same price recorded in a private placement of the Company's common stock completed in June 1998. A loss in the amount of $15,958 was recorded in the 1999 statement of operations as interest expense which represented the difference between the total fair value of the common stock issued and the amount of interest forgiven.

         On December 22, 1998, WDI authorized the issuance of 29,237 restricted shares of its common stock to extinguish $17,500 of the Note. The fair market value of the common stock was $2.88 at the date of extinguishment. The restricted common stock cannot be sold for an 18-month period and after that can only be sold in accordance with Rule 144. Due to these restrictions, WDI discounted the fair value of the WDI common stock at the date of extinguishment by 25%. An extraordinary loss of $45,542 was recorded in the 1999 statement of operations representing the difference between the discounted fair market value of the common stock issued and the carrying amount of the Note extinguished.

         As of March 31, 1999, WDI did not pay the remaining balance on the Note. As a result, WDI was in default under the Note agreement. WDI subsequently obtained a waiver for this default. In April 1999, the Company paid the outstanding balance due under the Note through the issuance of 101,090 shares of common stock and $45,000 in cash.

         The report of our independent certified public accounts in connection with our audited financial statements as of March 31, 1999 and March 31, 1998 and for each of the two years then ended contains an explanatory paragraph indicating factors which create substantial doubt about WDI's ability to continue as a going concern. These factors include recurring net losses in Fiscal Year 1999 and 1998 and uncertainty surrounding future equity financing through anticipated offerings. WDI's ability to continue as a going concern is dependent upon obtaining adequate financial resources through a contemplated securities offering or otherwise. WDI believes that it can obtain equity financing through an anticipated offering. However, there can be no assurance that such offering will be successful.

         If an equity offering of WDI securities is not successful, the Company intends to borrow additional funds from MediaVest, Inc. and other shareholders. Furthermore, the Company has implemented new tighter credit policies for its customers which has helped cash flow substantially. Also, the Company has been able to acquire more favorable terms from its suppliers, which has helped manage and improve the Company's working capital requirements.

         In the quarter ended June 30, 1999 as well as Fiscal Years 1998 and 1999, the Company has continued to sustain operating losses which have resulted in the use of some of its cash reserves. The Company anticipates that it will continue to incur net losses for the foreseeable future.

YEAR 2000 COMPLIANCE

   The Company believes that its internal systems are year 2000 compliant or will be upgraded or replaced in connection with changes to information systems prior to the year 2000. It is anticipated that the costs to comply will be immaterial to the Company. See, "Risk Factors - Year 2000 Compliance."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income" that establishes standards for reporting and display of an alternative measurement and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 in 1999.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for reporting operating and geographical segments and the type and level of financial information to be discussed about those segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 131 in the current year and determined that it has one reportable operating segment.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. Management does not believe that this standard will have a material effect on the financial statements.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company's facilities are located in Miami Lakes, Florida. As of August 31, 1999, the Company occupied approximately 3,500 square feet of office and general use space. The lease provides for an initial term of 3 years at $3,400 per month and options to renew, plus the option to occupy additional space within the complex. WDI believes that its current facilities are adequate for its present needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following information relates to those persons who are known to WDI to be the beneficial owners of five percent or more of WDI's voting common stock.

-----------------------------------------------------------------------------------------------------------------------
           (1)                               (2)                                (3)                       (4)
-----------------------------------------------------------------------------------------------------------------------
          TITLE                       NAME AND ADDRESS                   AMOUNT AND NATURE             PERCENT OF
         OF CLASS                    OF BENEFICIAL OWNER                OF BENEFICIAL OWNER              CLASS
         --------                    -------------------                -------------------           (4,281,827)
                                                                                                      ----------
-----------------------------------------------------------------------------------------------------------------------
        Common               Ken Peters                                                1,034,900         24.17%
                             11269 NW 15th Place
                             Pembroke Pines, FL  33026
-----------------------------------------------------------------------------------------------------------------------
        Common             Barry Peters                                              952,640 (1)         22.24%
                           680 Harbor Street
                           Venice, CA 90291
-----------------------------------------------------------------------------------------------------------------------

         (1) 249,640 of the shares beneficially owned by Barry Peters are held by MediaVest, Inc., a Delaware corporation wholly owned by Barry Peters.

         The following table has been completed for each of the shares of common stock beneficially owned by directors, nominees, and executive officers of WDI and all officers and directors as a group.

         (1)                              (2)                                  (3)                        (4)
-----------------------------------------------------------------------------------------------------------------------
        TITLE                       NAME AND ADDRESS                    AMOUNT AND NATURE
      OF CLASS                    OF BENEFICIAL OWNER                  OF BENEFICIAL OWNER         PERCENT OF CLASS
      --------                    -------------------                  -------------------         ----------------
-----------------------------------------------------------------------------------------------------------------------
Common                 Ken Peters                                                    1,034,900          24.17%
                       11269 NW 15th Place
                       Pembroke Pines, FL  33026
-----------------------------------------------------------------------------------------------------------------------
Common                 Barry Peters                                                    952,640          22.34%
                       680 Harbor Street
                       Venice, CA  90291
-----------------------------------------------------------------------------------------------------------------------
Common                 Kenneth Lambley                                                   2,500            .06%
                       6489 Hunters Green Ct
                       Indianapolis, IN  46278
-----------------------------------------------------------------------------------------------------------------------
Common                 Martin Muy                                                       30,000(1)         .70%
                       7489 Fairway Dr., Apt. #403
                       Miami Lakes, FL  33014
-----------------------------------------------------------------------------------------------------------------------
Common                 Trevor Campbell                                                  15,000            .35%
                       6163 NW 182nd Terrace
                       Miami, FL  33015
-----------------------------------------------------------------------------------------------------------------------
Common                 Michael Kondracki                                                10,700            .25%
                       Deutche Bank Securities
                       Argentine Pouch - 9th Floor
                       31 West 52nd Street
                       New York, NY  10019
-----------------------------------------------------------------------------------------------------------------------

All Officers and Directors
as a group (6 Persons)                                                               2,045,740          47.87%
                                                                       -----------------------  -----------------------

----------

(1) Includes an option to purchase 25,000 shares at $5.00 per share which may be exercised on or before April 2002.

     During October, 1999, the Board of Directors of the Company expect to approve an Employee Stock Option Plan (the "Plan") which will authorize approximately 300,000 shares of common stock to be exercised by participants under the terms of the Plan.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names, ages and positions of all executive officers of the Company as of August 31, 1999 are listed below, followed by a brief account of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the Annual Meeting of Stockholders.

The directors, executive officers and key management employees of the Company are:

                  NAME                         AGE                                 POSITION
                  ----                         ---                                 --------
----------------------------------------------------------------------------------------------------------------------
Ken M. Peters                                   52      President, Chief Executive Officer and Director
----------------------------------------------------------------------------------------------------------------------
Barry Peters                                    58      Chairman, Treasurer and Director

----------------------------------------------------------------------------------------------------------------------
Kenneth Lambley                                 60      Vice President - Sales and Marketing
----------------------------------------------------------------------------------------------------------------------
Martin Muy, Ph. D.                              40      Vice President - Technical Affairs
----------------------------------------------------------------------------------------------------------------------
Maureen Besson                                  36      Vice President - Operations and Secretary
----------------------------------------------------------------------------------------------------------------------
Trevor Campbell, MT, FMT                        54      Director
----------------------------------------------------------------------------------------------------------------------
Michael Kondracki                               39      Director
----------------------------------------------------------------------------------------------------------------------

     All officers and directors assumed office in February of 1998, except for Barry Peters who was appointed the Chairman of the Board in October 1998 and Michael Kondracki, who became a Director in November, 1998.

     KEN M. PETERS is President and founder of World Diagnostics, Inc. Mr. Peters has extensive experience spanning a twenty-five year period in sales and marketing of diagnostic products, particularly in the international marketplace. From 1979 to 1982, Mr. Peters was the General Manager of Abbott Diagnostics, a division of Abbott Laboratories, Inc., for the Caribbean, Central and South America. From 1984 to 1994 , Mr. Peters held senior international marketing positions with Pharmacia, AG, American Monitor Corp. and Flow Laboratories, Inc. In addition, Mr. Peters was instrumental in assisting the launch of several start-up ventures in the biotech industry, including Genus Diagnostics, Inc. and BioAssay Systems Corp. Ken Peters has received numerous awards from the Biomedical Marketing Association, and he has been recognized for outstanding achievements by Who's Who in American Health Care Marketing. Mr. Peters has published several articles in national journals concerning technology, healthcare and marketing, and he has been quoted in national periodicals, such as the Wall Street Journal, Clinical Chemistry Systems and others. He has spent numerous years traveling throughout South America & Europe, speaks Spanish fluently, and is well versed in international distribution. Mr. Peters received a M.A. in Economics from the University of New Mexico in 1972 and received a B.A. in Business and Economics from the City University of New York in 1969. Mr. Ken Peters, President of the Company and Mr. Barry Peters, Chairman, are brothers.

     BARRY PETERS has served as the Chairman of the Board of WDI since October 1998. He has also serves as the Chief Executive Officer of MediaVest, Inc., a private investment firm, since 1997. Mr. Peters has 26 years experience in corporate development, management and finance. He is Chairman of Appian Graphics, Inc., a company specializing in multi-monitor computer displays. He is the founder and former Chairman and Chief Executive Officer of All-Comm Media Corporation (Nasdaq), a direct marketing and Internet marketing services company (now Marketing Services Group, Inc.). Previously, Mr. Peters was instrumental in sponsoring management buyouts, acquisitions and financial restructurings for companies that included: ESB Ray-O-Vac Corp., Aydin Corporation, Exide Corporation, Avco/Embassy Pictures Corp., Time/Warner, ITT Corporation, Allied Signal Companies, Inc., Borg-Warner Corporation and F. Schumacher & Co., Inc. Mr. Peters began his career as a Staff Financial Analyst for RCA Corporation. Mr. Peters received a MBA in Finance from the Baruch School of Business in 1969, and a BA in Economics from Hofstra University in 1968, graduating Magna Cum Laude. Mr. Peters is the brother of Ken Peters.

     KENNETH LAMBLEY has served as the Vice President-Sales and Marketing of the Company since December, 1998. Prior to joining World Diagnostics, Inc., Mr. Lambley was employed from 1968 to 1998, in various positions beginning in sales, through marketing to a position as international sales director for Seradyn diagnostics a subdivision of Dow Chemical which was later acquired by Mitsubishi. During his thirty-year career, his responsibilities included sales and marketing management for both diagnostic and pharmaceutical products that included direct sales to regional management of the sales force and to distribution management, including International. Mr. Lambley received his undergraduate diploma from Nottingham College, in the United Kingdom in 1963; and studied pharmacy in the Royal Army Medical Corps from 1963 through 1966, and then he received his degree in international marketing in 1968.

     MARTIN MUY, PH.D. has served as the Vice President-Technical Affairs of the Company since April, 1999. Dr. Martin Muy is Vice President Technical Affairs. Dr. Muy has over eight years experience in developing genetically engineered diagnostic research and health technology products concerning microbiology and immunology, and immunology assays. From 1998 until 1999, Dr. Muy was employed as Senior Product Development Manager for PharmaCorp (USA and Mexico), where he worked on commercialization of various technology. In addition, Dr. Muy has been engaged by such companies BPL (UK), Schering Plough (USA), Ortman Biomedics (Switzerland) and Epitope (USA). Dr. Muy also has been employed at various Research Centers performing work, including: Earles A. Chiles Institute Providence Medical Center; The Department of Infectious Diseases at the University of Massachusetts Medical Center and Oregon Health Sciences University. Dr. Muy received his Ph.D. in Biologic Sciences from Mexico University in 1989, and his B.S. in 1985. Dr. Muy completed three post-doctoral programs at the University of Oregon from 1991 through 1997.

     MAUREEN BESSON has served as Vice President of Operations and Corporate Secretary for WDI since June of 1998. Ms. Besson has over ten years experience in operations management commencing with the Intercontinental Hotel chain in Caracas Venezuela from 1987 until 1992. From 1994 to 1997 Ms. Besson was in charge of asset management for export products to South and Central America for Bio Diagnostica Inc. Ms. Besson was the first employee of WDI as Administrative Assistant to Ken Peters and, as such, her understanding of the operations of WDI are extensive. Ms. Besson attended preparatory school in Syracuse New York and completed her studies in business management abroad at the University of Nuevas Profesiones in Venezuela in 1987.

     TREVOR CAMPBELL has served as a Director of the Company since February, 1997. From 1981 to 1982 Mr. Campbell served as the President of CASMET, the Caribbean Society of Medical Technologists. Mr. Campbell is also the owner and President of Microlabs Inc., Jamaica's largest private reference laboratory, which has 14 independent laboratories in Jamaica. From 1977 to 1982, Mr. Campbell was the sales liaison for Abbott Diagnostic's Jamaican distribution business in Jamaica. Mr. Campbell received a diploma in Medical Technology in June,1967 at the Public Health Service for Jamaica. Subsequently, he studied Business administration at the University of the West Indies, followed by a two-year fellowship at the World Trade Institute in NY as a US AID Fellow studying International Marketing.

     MICHAEL G.S. KONDRACKI has served as a Director of the Company since November 1998. Mr. Kondracki is a Director in Deutsche Banc Alex. Brown, the Investment Banking Unit of Deutsche Bank AG. He has been with Deutsche since 1996, and currently is based in Buenos Aires, Argentina where he is responsible for originating and executing structured and project financings for oil, gas, power, mining, infrastructure and telecommunications companies throughout the MercoSur. Prior to joining Deutsche, Mr. Kondracki was a Vice President at Prudential Securities Incorporated where he originated and executed investment banking transactions for North and South American emerging growth issuers. From 1984 to 1990, Mr. Kondracki held various positions at Citibank, Manufacturers Hanover and he was also a Consultant to the Inter-American Development Bank. He continues to serve as a Consultant to the U.S. Department of State. Mr. Kondracki graduated from the University of Scranton magna cum laude in 1982, completed a Fulbright Scholarship in Peru in 1983 and received his MBA from the Stern School of Business at New York University in 1991. Mr. Kondracki is fluent in Spanish and conversant in Portuguese.

     All directors hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION

     Ken Peters, the Chief Executive Officer of WDI received a salary of $58,000 and a bonus of $5,000 in Fiscal Year 1999. No other person received in excess of $58,000 per annum. WDI also compensates its directors $1,500 annually to attend board meetings.

     The Company expects to establish during October, 1999 a Stock Option Plan which will authorize approximately 300,000 shares of common stock to certain employees, officers and directors. No determination has been made with respect to the amount of shares that shall be reserved for officers and directors under the Stock Option Plan. The Company provides health insurance to some of its executive officers.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On May 26, 1998, the Company entered into a $150,000 promissory note (the "Note") with MediaVest, Inc. a Delaware corp. controlled by Barry Peters who is Chairman of the Board of WDI and the brother of Ken Peters and other Note participants. This Note bore interest at 10% per annum and had a maturity date of August 24, 1998. MediaVest, Inc. and the participants gave the Company the option of extending repayment on the Note for an additional 90 days. The Company executed a Forbearance Agreement with MediaVest, Inc. and the participants which granted the 90 day extension and extending the Note until February 24, 1999 and forgiving all interest through that date. In consideration for this forbearance the Company issued 200,000 shares at $.125 per share to be allocated among the participants of the Note. The Company also repaid $17,500 of the Note in December through the issuance of 29,237 shares restricted shares. In April of 1999, the Company paid the outstanding balance owed on the Note through the issuance of 101,090 shares and $45,000 cash to MediaVest, Inc. and the participants.

     During Fiscal Year 1999 and the three months ended June 30, 1999, one of the largest customers of WDI was Microlabs, Inc. Microlabs, Inc.'s purchases represented approximately 21% of revenues for Fiscal Year 1999. Trevor Campbell, one of WDI's directors is the President and owner of Microlabs, Inc. Sales to Microlabs, Inc. for the three months ended June 30, 1999, are approximately 11% of WDI's revenues.

     There are no other material transactions between the Company and any of its affiliates except as set forth herein.

ITEM 8. DESCRIPTION OF SECURITIES

     As of August 31, 1999, WDI is authorized to issue up to 10,000,000 shares of common stock par value $.001 per share, of which 4,281,827 shares are issued and outstanding. The holders of common stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of common shares are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to the stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of common stock do not have any preemptive rights to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock of the Company will not be subject to further call or redemption and will be fully paid and non-assessable.

     There are no provisions in the Certificate of Formation or bylaws that would delay, defer, or prevent a change in control of the business of the Company. However, the Company has not elected to be excluded from Delaware General Statute '203, "Business Combinations with interested stockholders." Pursuant to this statutory section, an "interested stockholder" (defined generally as a person owning more than 15% or more of a corporation's voting stock) is prevented from engaging in a "business combination" with WDI for three years following the date the person became an "interested stockholder" unless, the transaction is approved by the Company's Board of Directors and the vote of two thirds of the outstanding shares not owned by such interested stockholder. This statute could have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in the payment of a premium over market price or changes in control or management of the Company.

     The Transfer Agent for the Company's Common Stock is Manhattan Transfer Registrar Co., 58 Dorchester Rd., Lake Ronkonkoma N.Y. 11779, certificates to P.O. Box 361 Holbrook, N.Y. 11741, Phone (516) 585-7341.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

                   Commencing third quarter 1998, WDI's common stock began
              trading on the Over The Counter Bulletin Board under the trading symbol "WDGI" The following table sets forth the high and low bid prices of the Company's Common Stock for each of the following quarters:

------------------------------------------------------------------------
1998                                                  HIGH           LOW
----                                                  ----           ---
------------------------------------------------------------------------
Quarter Ending September 30                           1.37          1.18
------------------------------------------------------------------------
Quarter Ending December 31                            3.25          1.37
------------------------------------------------------------------------
1999
----
------------------------------------------------------------------------
Quarter Ending March 31                               6.75          4.75
------------------------------------------------------------------------
Quarter Ending                                         8.0          6.37
June 30
------------------------------------------------------------------------
Quarter Ending September 30                            9.5          8.0
------------------------------------------------------------------------

              As of August 31, 1999, there were 4,281,827 shares issued and outstanding and 46 shareholders. Of the outstanding shares 3,415,927 are restricted securities within the meaning of Rule 144 of the Securities Act of 1933. As of August 31, 1999, WDI has not declared any dividends. There are no restrictions on the common stock that limit the ability of the Company to pay dividends if declared by the Board of Directors. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to the stockholders.

ITEM 2. LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings material to its business or financial condition, nor has the Company been threatened with any legal proceeding that would be material to its business or financial condition.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On March 12, 1998, 2,580,000 shares were issued to six parties constituting the directors, officers and related parties for which the Company received $2,580 paid in cash or by promissory notes.

     In June 1998, the Company completed pursuant to Rule 504 of Regulation D of the Securities Act of 1933, the issuance of 10,000 Units, each Unit comprised of 40 shares of common stock and 95 Redeemable Common Stock Purchase Warrants exercisable for one share at $1.00 which expired March 15, 1999, for a purchase price of $5.00 per Unit. During 1999, 201,500 Warrants were exercised at the original exercise price of $1.00. The Company then extended the expiration on the Warrants to June 30, 1999 and reduced the exercise price to $.50 per share. The remaining 748,500 Warrants were exercised in March 1999.

     MediaVest, Inc. loaned WDI $150,000 in May of 1998 (the "Note"). Subsequently, MediaVest, Inc. entered into a Participation Agreement also dated May 26, 1998, as lead lender with ten other parties. A total of 330,327 shares of the Company were issued in connection with the Note. Of these shares, 200,000 were issued at $.125 in August of 1998 as consideration for forbearance on the loan, $17,500 of the loan was extinguished by payment of 29,327 restricted shares in December of 1998, and the Company issued MediaVest 101,090 shares in April of 1999 in payment of the Note. The Note participants were issued their respective shares on February 22, 1999, February 26, 1999 and May 3, 1999.

     WDI issued 15,500 shares to employees, contractors, and professionals for services rendered to the Company in May and June of 1999.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The directors and officers of World Diagnostics. Inc. shall be indemnified to the fullest extent allowed pursuant to the Delaware General Corporation Law, section 145.

PART F/S

FINANCIAL STATEMENTS OF WORLD DIAGNOSTICS, INC.


                                                                                                               PAGE
                                                                                                               ----
     Report of Independent Certified Public Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
     Balance Sheet as of June 30, 1999 (unaudited) and March 31, 1999 . . . . . . . . . . . . . . . . . . . . . 36
     Statements of Operations for the three months ended June 30, 1999 and June 30, 1998 (unaudited) and year ended March 31, 1999 and
         March 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
     Statements of Stockholders' Equity for the Period April 1, 1997 through
         March 31, 1999 and June 30, 1999(audited). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
     Statements of Cash Flow for the three months ended June 30, 1999 and
         June 30, 1998 (unaudited) and Fiscal Year Ended March 31, 1999 and March 31, 1998. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . 39
     Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
World Diagnostics, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of World Diagnostics, Inc. as of March 31, 1999 and the results of its operations and its cash flows for the years ended March 31, 1999 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations in fiscal 1999 and 1998. Continuation of operations is dependent on the Company's ability to obtain adequate financial resources through the successful completion of a contemplated public offering, or otherwise. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP



May 14, 1999

WORLD DIAGNOSTICS, INC.
BALANCE SHEET
MARCH 31, 1999

                                                                        June 30,         March 31,
                                                                          1999              1999
                                                                       -----------      -----------
ASSETS                                                                 (unaudited)
Current assets:
 Cash and cash equivalents                                             $    99,275      $   358,595
 Accounts receivable                                                       134,096           82,112
 Inventory, net of reserve of $19,066 at June 30, 1999
  and March 31, 1999                                                        42,985           42,484
 Other current assets                                                       15,487            5,999
                                                                       -----------      -----------
   Total current assets                                                    291,843          489,190

Fixed assets, net                                                           49,914           16,979
Other assets                                                                 5,424            4,419
                                                                       -----------      -----------
   Total assets                                                        $   347,181      $   510,588
                                                                       ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Notes payable                                                         $        --      $   127,500
 Current portion of obligations under capital leases                         8,489            3,324
 Accounts payable and accrued expenses                                     192,315          222,622
                                                                       -----------      -----------
   Total current liabilities                                               200,804          353,446

Obligations under capital leases                                            26,557            7,120
                                                                       -----------      -----------
   Total liabilities                                                       227,361          360,566

Commitments (Note 5)

Stockholders' equity:
 Common stock $0.001 par value; 10,000,000 shares
     authorized, 4,281,827 and 3,410,737 shares issued and
     outstanding at June 30, 1999 and March 31, 1999, respectively           4,282            3,410
 Additional paid-in capital                                              1,794,031        1,100,972
 Unearned compensation                                                      (4,480)          (7,840)
 Accumulated deficit                                                    (1,674,013)        (946,520)
                                                                       -----------      -----------
   Total stockholders' equity                                              119,820          150,022
                                                                       -----------      -----------
   Total liabilities and stockholders' equity                          $   347,181      $   510,588
                                                                       ===========      ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

WORLD DIAGNOSTICS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


                                                              Three months ended               Year ended
                                                           ------------------------      ------------------------
                                                            June 30,       June 30,      March 31,      March 31,
                                                              1999           1998          1999           1998
                                                           ---------      ---------      ---------      ---------
                                                          (unaudited)    (unaudited)
Revenues                                                   $ 240,044      $ 151,823      $ 576,250      $ 393,801

Cost of goods sold                                           197,975        109,169        457,353        326,046
                                                           ---------      ---------      ---------      ---------

 Gross profit                                                 42,069         42,654        118,897         67,755

Selling, general, and administrative expenses                284,115         91,144        496,972        175,965
                                                           ---------      ---------      ---------      ---------

 Loss from operations before other expenses                 (242,046)       (48,490)      (378,075)      (108,210)

Other expenses:
 Loss on warrant inducement (Note 6)                              --             --        374,250             --
 Interest expense                                                 --             --         26,611             --
 Other income                                                  8,491             --             --             --
                                                           ---------      ---------      ---------      ---------

 Loss from operations before extraordinary item             (233,555)       (48,490)      (778,936)      (108,210)

Extraordinary loss on extinguishment of debt
 (Note 3 and 8)                                              493,938             --         45,542             --
                                                           ---------      ---------      ---------      ---------

 Net loss                                                  $(727,493)     $ (48,490)     $(824,478)     $(108,210)
                                                           =========      =========      =========      =========

Basic and dilutive loss per common share

 Loss from operations before extraordinary item            $   (0.06)     $   (0.02)     $   (0.25)     $   (0.42)

 Extraordinary items                                           (0.12)            --          (0.02)            --
                                                           ---------      ---------      ---------      ---------

Basic and diluted loss per common share                    $   (0.18)     $   (0.02)      $  (0.27)     $   (0.42)
                                                           =========      =========      =========      =========

Weighted average number of common shares outstanding       4,146,668      2,651,111      3,070,528      2,580,000
                                                           =========      =========      =========      =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

WORLD DIAGNOSTICS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                                                  Common
                                                        Common Stock               Stock          Additional
                                                   -------------------------    Subscription       Paid-in
                                                     Shares        Amount        Receivable        Capital
                                                   ---------     -----------    ------------      -----------
Balance, April 1, 1997                             2,580,000     $     2,580     $    (2,580)     $        --
Capital contribution, net                                 --              --              --           20,576
Net loss                                                  --              --              --               --
                                                   ---------     -----------     -----------      -----------
Balance, March 31, 1998                            2,580,000           2,580          (2,580)          20,576

Payment of stock subscription receivable                  --              --           2,580               --
Issuance of common stock at $0.125 per share         400,000             400              --           29,344
Issuance of common stock
 due to forbearance agreement
 at $0.125 per share                                 200,000             200              --           24,800
Issuance of common stock for
 extinguishment of debt at $2.16 per share            29,237              29              --           63,013
Exercise of common stock purchase
 warrants                                            201,500             201              --          201,299
Proceeds from exercise of common stock
 purchase warrants to be issued                           --              --              --          374,250
Loss on warrant inducement                                --              --              --          374,250
Issuance of stock options                                 --              --              --           13,440
Amortization of unearned compensation                     --              --              --               --
Net loss                                                  --              --              --               --
                                                   ---------     -----------     -----------      -----------
Balance at March 31, 1999                          3,410,737     $     3,410     $        --      $ 1,100,972
                                                   =========     ===========     ===========      ===========

Issuance of common stock for
 extinguishment of debt at $5.25 per share           101,090             101              --          530,622
Issuance of common stock from the
 exercise of common stock purchase
 warrants                                            748,500             749              --             (749)
Issuance of common stock for
 extinguishment of debt at $5.63 per share             6,000               6              --           33,744
Issuance of common stock for
 compensation of employees and
 non-employees at $6.04 and $5.63
 per share                                            15,500              16              --           92,030
Capital contribution from the forgiveness
 of debt by shareholder                                   --              --              --           37,412
Amortization of unearned compensation                     --              --              --               --
Net loss                                                  --              --              --               --
                                                   ---------     -----------     -----------      -----------
Balance at June 30, 1999 (unaudited)               4,281,827     $     4,282     $        --      $ 1,794,031
                                                   =========     ===========     ===========      ===========





                                                       Unearned       Accumulated      Stockholders'
                                                     Compensation       Deficit           Equity
                                                     ------------     -----------      -------------
Balance, April 1, 1997                               $        --      $   (13,832)     $   (13,832)
Capital contribution, net                                     --               --           20,576
Net loss                                                      --         (108,210)        (108,210)
                                                     -----------      -----------      -----------
Balance, March 31, 1998                                       --         (122,042)        (101,466)

Payment of stock subscription receivable                      --               --            2,580
Issuance of common stock at $0.125 per share                  --               --           29,744
Issuance of common stock
 due to forbearance agreement
 at $0.125 per share                                          --               --           25,000
Issuance of common stock for
 extinguishment of debt at $2.16 per share                    --               --           63,042
Exercise of common stock purchase
 warrants                                                     --               --          201,500
Proceeds from exercise of common stock
 purchase warrants to be issued                               --               --          374,250
Loss on warrant inducement                                    --               --          374,250
Issuance of stock options                                (13,440)              --               --
Amortization of unearned compensation                      5,600               --            5,600
Net loss                                                      --         (824,478)        (824,478)
                                                     -----------      -----------      -----------
Balance at March 31, 1999                            $    (7,840)     $  (946,520)     $   150,022
                                                     ===========      ===========      ===========

Issuance of common stock for
 extinguishment of debt at $5.25 per share                    --               --          530,723
Issuance of common stock from the
 exercise of common stock purchase
 warrants
Issuance of common stock for
 extinguishment of debt at $5.63 per share                    --               --           33,750
Issuance of common stock for
 compensation of employees and
 non-employees at $6.04 and $5.63
 per share                                                    --               --           92,046
Capital contribution from the forgiveness
 of debt by shareholder                                       --               --           37,412
Amortization of unearned compensation                      3,360               --            3,360
Net loss                                                      --         (727,493)        (727,493)
                                                     -----------      -----------      -----------
Balance at June 30, 1999 (unaudited)                 $    (4,480)     $(1,674,013)     $   119,820
                                                     ===========      ===========      ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

WORLD DIAGNOSTICS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                                    Three months ended                Fiscal Year
                                                               ----------------------------     --------------------------
                                                                 June 30,         June 30,       March 31,      March 31,
                                                                   1999             1998            1999           1998
                                                               -----------     ------------     ----------     -----------
                                                                (unaudited)     (unaudited)
Cash flows from operating activities:
 Net loss                                                      $  (727,493)    $    (48,490)    $ (824,478)    $  (108,210)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Loss on warrant inducements                                          --               --         374,250             --
  Extraordinary loss on extinguishment of debt                     493,938              --          45,542             --
  Common stock issued in lieu of interest                              --               --          15,958             --
  Common stock issued in lieu of compensation                       92,046              --             -               --
  Amortization of unearned compensation                              3,360              --           5,600             --
  Depreciation and amortization                                      2,492              --           4,374             --
  Provision for bad debts                                              --               --           4,573           6,289
  Provision for excess inventory                                       --               --          19,066           7,500
  Changes in  operating  assets and liabilities:
   Accounts receivable                                             (51,984)          (8,340)       (49,872)        (10,851)
   Inventory                                                          (501)           2,892        (41,279)        (25,661)
   Other current assets                                             (9,488)              28         (4,721)         (1,278)
   Other assets                                                     (1,005)          (2,600)        (2,919)         (1,500)
   Accounts payable and accrued expenses                            (4,860)         (18,880)       105,915          77,001
                                                               -----------     ------------     ----------     -----------
    Net cash used in operating activities                         (203,495)         (75,390)      (347,991)        (56,710)
                                                               -----------     ------------     ----------     -----------
Cash flow from investing activities:
 Purchases of fixed assets                                          (8,844)             --          (9,991)            --
                                                               -----------     ------------     ----------     -----------
    Net cash used in investing activities                           (8,844)             --          (9,991)            --
                                                               -----------     ------------     ----------     -----------

Cash flows from financing activities:
 Net proceeds from issuance of common stock and warrants               --               --          29,744             --
 Proceeds from the exercise of stock warrants                          --               --         575,750             --
 Proceeds from notes payable                                           --            80,083        150,000          20,000
 Payment of notes payable                                          (45,000)             --         (25,000)            --
 Payments under capital lease obligation                            (1,981)             --            (918)            --
 Proceeds from stock subscription receivable                           --             2,580          2,580             --
 Capital contribution                                                  --               --             --           20,576
 (Decrease) increase in cash overdraft                                 --            (4,773)       (15,579)         15,579
                                                               -----------     ------------     ----------     -----------
    Net cash (used in) provided by financing activities            (46,981)          77,890        716,577          56,155
                                                               -----------     ------------     ----------     -----------
Net (decrease) increase in cash and cash equivalents              (259,320)           2,500        358,595            (555)

Cash and cash equivalents at beginning of year                     358,595              --             --              555
                                                               -----------     ------------     ----------     -----------

Cash and cash equivalents at end of year                       $    99,275     $      2,500     $  358,595     $       --
                                                               ===========     ============     ==========     ===========

Supplemental disclosure:

Cash paid during the year for interest                         $       --      $        --      $    1,611     $       120
                                                               ===========     ============     ==========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

WORLD DIAGNOSTICS, INC.
STATEMENTS OF CASH FLOWS, CONTINUED

       SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

       In August 1998, the Company issued 200,000 shares of common stock to MediaVest, Inc. in exchange for the extension of the Note maturity date and forgiveness of all interest from July 1, 1998 through February 24, 1999. (See Note 6).

       In December 1998, the Company issued 29,237 shares of restricted common stock to extinguish notes payable in the amount of $17,500. (See Note 6).

       During the year ended March 31, 1999, the Company acquired office equipment in the amount of $11,362 through several capital lease agreements.

       During the three-month period ended June 30, 1999, the Company acquired office equipment in the amount of $26,583 through several capital lease agreements.

       In May 1999, the Company issued 6,000 shares of restricted common stock to extinguish accounts payable in the amount of $8,035. (See Note 8).

       In June 1999, the Company issued 101,090 shares of restricted common stock to extinguish notes payable in the amount of $62,500. (See Note 8).

       In June 1999, two shareholders and directors of the Company forgave $37,412 in liabilities due from the Company resulting in the recognition of a capital contribution of $37,412. (See Note 8).

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       NATURE OF OPERATIONS

       World Diagnostics, Inc. (the "Company") was organized in Delaware on February 2, 1997. The Company has proprietary distribution agreements with four generic diagnostic products' manufacturers and has exclusive proprietary technology for rapid diagnostic tests in the area of infectious diseases and other diagnostic products. The products are sold predominately through distributors and dealers in twenty-nine countries.

       The financial statements reflect the combination of World Diagnostics, Inc. and Health Tech International. Effective March 31, 1998, these companies effected a combination of companies under common control, with World Diagnostics, Inc. being the surviving company. This combination was treated similar to a pooling of interests. All significant intercompany accounts and transactions have been eliminated from these financial statements.

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred losses of $733,910, $824,478 and $108,210 and had negative cash flows from operations of $206,360, $347,991 and $56,710 during the three months ended June 30, 1999 and the fiscal years ended March 31, 1999 and 1998, respectively. These factors including the uncertainty surrounding future equity financing through anticipated offerings raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

       The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon obtaining adequate financial resources through a contemplated securities offering or otherwise. Management believes that it can obtain equity financing through an anticipated offering. However, there can be no assurance that such offering will be successful.

       The accompanying unaudited consolidated financial statements as of and for the three months ended June 30, 1999 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

       BASIS OF PRESENTATION, CONTINUED

       the information presented not misleading. The financial information presented herein, which is not necessarily indicative of results to be expected for the current fiscal year, reflects all adjustments which, in the opinion of management, are necessary for a fair presentation of the interim unaudited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended March 31, 1999.

       CASH AND CASH EQUIVALENTS

       The Company considers highly liquid investments with original maturities of three months or less from the dates of purchase to be cash equivalents.

       INVENTORY

       Inventory is stated at the lower of cost or market using the average cost method. As of June 30, 1999 and March 31, 1999, substantially all inventories represent finished goods held for sale. The Company recorded a provision of approximately $0, $0, $19,000 and $8,000 for the three months ended June 30, 1999 and 1998, and the years ended March 31, 1999 and 1998, respectively, to reduce the carrying amount of the inventory to its net realizable value.

       FIXED ASSETS

       Fixed assets, consisting of furniture, fixtures and equipment, are carried at cost less accumulated depreciation. Expenditures for repairs and maintenance are generally charged to expense as incurred. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

       ACCOUNTING ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates consists principally of the allowance for excess inventory and accrued expenses. Actual results could differ from those estimates.

       REVENUE RECOGNITION

       Revenue from the sale of diagnostic tests and products is recognized upon the shipment of product.

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

       INCOME TAXES

       The Company follows the liability method in accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded, using currently enacted tax rates, based upon the difference between the tax bases of the assets and liabilities and their carrying amounts for financial statement purposes.

       The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

       LOSS PER SHARE

       Basic loss per common share calculations are determined by dividing loss available to common shareholders by the weighted average number of shares of common stock outstanding during the year. Diluted loss per common share calculations are determined by dividing loss available to common shareholders by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year.

       STOCK BASED COMPENSATION

       Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation, requires that all transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

       NEW ACCOUNTING PRONOUNCEMENTS

       In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income" that establishes standards for reporting and display of an alternative measurement and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 in 1999.

       In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for reporting operating and geographical segments and the type and level of financial information to be discussed about those segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 131 in the current year and determined that it has one reportable operating segment.

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

       NEW ACCOUNTING PRONOUNCEMENTS, CONTINUED

       In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 1999. Management does not believe that this standard will have a material effect on the financial statements.

       RECLASSIFICATIONS

       Certain reclassifications have been made to conform prior years' data to current year presentation.

2.     FIXED ASSETS:

       Fixed assets consist of the following:

                                                                   Estimated
                                           June 30,    March 31,     Useful
                                            1999         1999         Lives
                                         -----------   ---------   ---------
                                         (unaudited)
       Computer equipment and software     $25,024     $15,461     3 to 5 years
       Office furniture and equipment       28,891       5,892     5 years
                                           -------     -------
                                            53,915      21,353
       Less: accumulated depreciation
             and amortization               (6,866)     (4,374)
                                           -------     -------
                                           $47,049     $16,979
                                           =======     =======

       Amounts subject to capital leases at June 30, 1999 and March 31, 1999, included in fixed assets above, total $38,354 and $11,362, net of accumulated amortization of $4,836 and $3,149, respectively. Depreciation and amortization expense for the three months ended June 30, 1999 and 1998, and the year ended March 31, 1999 was $2,492, $0, and $4,374, respectively.

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

3.     NOTES PAYABLE:

       Short-term notes payable consists of the following:

                                           June 30,    March 31,
                                            1999         1999
                                         -----------   ---------
                                         (unaudited)
       Note payable with MediaVest, Inc.   $    --     $107,500
       Other, due on demand                     --       20,000
                                           -------     --------
                                           $    --     $127,500
                                           =======     ========

       On May 26, 1998, the Company entered into a $150,000 promissory note (the "Note") with MediaVest, Inc. (the "Creditor"), a company controlled by a shareholder and director of the Company. The Note bore interest at 10% and had a maturity date of August 24, 1998. The Company had an option to extend repayment on the Note for an additional 90 days. The Note was senior to all prior security interests and was collateralized by all of the Company's assets and guaranteed by a director of the Company.

       On August 24, 1998, the Company entered into a forbearance agreement with the Creditor. The forbearance agreement extended the maturity date of the Note to February 24, 1999, and forgave all interest through February 24, 1999. In consideration for this forbearance agreement, the Board of Directors authorized the issuance of 200,000 shares of the Company's common stock to the Creditor. Management determined that the fair value of the common stock was $0.125 per share, the same price recorded in a private placement of the Company's common stock completed in June 1998 (see Note 6). A loss in the amount of $15,958 was recorded in the 1999 statement of operations as interest expense which represented the difference between the total fair value of the common stock issued and the amount of interest forgiven.

       As of March 31, 1999, the Company did not pay the remaining balance on the Note. As a result, the Company was in default under the Note agreement. The Company subsequently obtained a waiver for this default. In April 1999, the Company paid the outstanding balance due under the Note through the issuance of 101,090 shares of common stock and $45,000 in cash (See Note 8).

       On December 22, 1998, the Company's Board of Directors authorized the issuance of 29,237 restricted shares of its common stock to extinguish $17,500 of the Note. The fair market value of the common stock was $2.88 at the date of extinguishment. The restricted common stock cannot be sold for an 18-month period and after that can only be sold in accordance with Rule 144. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of extinguishment by 25%. An extraordinary loss of $45,542 was recorded in the 1999 statement of operations representing the difference between the discounted fair market value of the common stock issued and the carrying amount of the Note extinguished.

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

3.     NOTES PAYABLE, CONTINUED:

       In June 1999, two shareholders and directors of the Company forgave a total of $20,000 in notes payable due from the Company. This action was treated as a capital contribution and resulted in an increase of approximately $20,000 in additional paid-in capital. (See Note 8).

4.     INCOME TAXES:

       There is no benefit for income taxes for the year ended March 31, 1999 and 1998 reflected in the accompanying financial statements, due to net operating losses

       Deferred income taxes result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A summary of the components of the net deferred income taxes is as follows:

                                                                 1999
                                                              ----------
       Deferred tax assets:
         Allowance for doubtful accounts                      $    4,087
         Net operating loss carryforwards                        139,205
         Inventory reserve                                         7,175
         Other                                                     2,273
                                                              ----------
         Gross deferred tax asset                                152,740

       Deferred tax liability:
         Amortization                                             (1,918)
                                                              ----------
         Net deferred tax asset                                  150,822
         Less:  valuation allowance                             (150,822)
                                                              ----------
         Net deferred taxes                                   $       --
                                                              ==========

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

4.     INCOME TAXES, CONTINUED:

       The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to net loss due to the following:

                                                     1999           1998
                                                  -----------     --------
       Income tax provision statutory rate        $  (280,323)    $(36,791)
       State income tax, net of Federal benefit       (14,049)      (3,718)
       Change in valuation allowance                  104,898       45,924
       Loss on warrants inducement                    127,245          --
       Meals and entertainment                            582        1,960
       Loss on extinguishment of debt                  20,910          --
       Other                                           40,737       (7,375)
                                                  -----------     --------
                                                  $       --      $    --
                                                  ===========     ========

       The Company has net operating losses available for carryforward of approximately $369,931. The loss carryforwards begin to expire in the year 2017.

5.     COMMITMENTS:

       The Company leases office facilities, equipment, and a vehicle under certain operating leases. The office lease expires on September 30, 2000.

       At March 31, 1999, future minimum lease payments, under operating and capital leases are as follows:

                                                    Capitalized      Operating
       Fiscal Years Ending:                           Leases           Leases
                                                    -----------      ---------
          2000                                      $     4,813      $  47,000
          2001                                            4,813         19,000
          2002                                            3,444            -
                                                    -----------      ---------
       Total minimum lease payments                      13,070      $  66,000
                                                                     =========
       Less:  amount representing interest               (2,626)
                                                    -----------

       Present value of net minimum lease payments       10,444
       Less:  current portion                            (3,324)
                                                    -----------

       Long-term obligations                        $     7,120
                                                    ===========

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

5.     COMMITMENTS, CONTINUED:

       Rent expense was approximately $12,000, $5,841, $34,000 and $18,000 for the three months ended June 30, 1999 and 1998, and the fiscal years ended March 31, 1999 and 1998, respectively.

6.     CAPITAL STOCK:

       On June 15, 1998, the Company amended its Articles of Incorporation to authorize the issuance of up to 10,000,000 shares of common stock, par value $0.001 per share.

       In June 1998, the Company completed a private placement of its common stock in which it issued 400,000 shares of its common stock at $0.125 per share. In connection with the private placement, the Company issued 950,000 common stock purchase warrants (the "Warrants"). Each Warrant is exercisable into one share of the Company's common stock at $1.00 per share and expire on March 15, 1999. During 1999, 201,500 Warrants were exercised at the original $1.00 exercise price.

       In March 1999, the Company extended the expiration date of the Warrants to June 30, 1999, and reduced the exercise price to $0.50 per share. The remaining 748,500 Warrants were exercised in March 1999. As a result of the modification to the terms of the Warrants, the Company recorded a loss of $374,250 during the year ended March 31, 1999. In April 1999, the Company issued 748,500 shares of its common stock associated with the exercise of the 748,500 Warrants (See Note 8).

       In November 1998, a non-employee consultant was granted options to purchase an aggregate 12,000 shares of common stock at $1.50. Pursuant to SFAS No. 123 in accounting for this non-employee stock option grant, the Company recorded unearned compensation in the amount of $13,440, which is being amortized ratably over the vesting period of one year. Amortization of the unearned compensation resulted in compensation expense of $3,360 and 5,600 during the three months ended June 30, 1999 and the year ended March 31, 1999, respectively. The fair value of the options on the grant date was calculated using the Black-Scholes option-pricing model with the following assumptions: expected life - 3 years, risk-free interest rate 4.34%, volatility - 80%, and dividend yield - 0%.

       During August 1998, the Company filed the necessary documents with the National Association of Securities Dealers and its common stock began trading on the over-the-counter market in October 1998.

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

7.     CONCENTRATION OF CREDIT RISK:

       Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its cash investments with high quality financial institutions and believes that the risk of loss is remote. The Company had cash balances on deposit with one bank at March 31, 1999 that exceeded the balance insured by the F.D.I.C. in the amount of $278,211.

       The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. In the three months ended June 30, 1999, two customers accounted for approximately 23% of sales. At June 30, 1999, accounts receivables from these customers were $29,986. In the three months ended June 30, 1999 and year ended March 31, 1999, one customer, a director and stockholder of the Company, accounted for approximately 11% and 21.2% of sales, respectively. At June 30, 1999 and March 31, 1999, accounts receivable from this customer were $10,749 and $17,272, respectively. Substantially all of the Company's sales for the three months ended June 30, 1999 and fiscal years 1999 and 1998 were made to international customers.

8. EVENTS SUBSEQUENT TO THE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS (UNAUDITED):

       In April 1999, the Company issued 748,500 shares of its common stock associated with the March 1999 exercise of the 748,500 Warrants. This action resulted in a $748 increase in the common stock account and a corresponding $748 decrease in additional paid-in capital.

       In April 1999, the Company paid the outstanding balance due under the Note through the issuance of 101,090 shares of common stock and $45,000 in cash. The fair market value of the common stock was $7.00 at the date of extinguishment. The restricted common stock cannot be sold for an 18-month period and after that can only be sold in accordance with Rule
       144. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of extinguishment by 25%. An extraordinary loss of $468,223 was recorded in the statement of operations for the three months ended June 30, 1999 representing the difference between the discounted fair market value of the common stock issued and the carrying amount of the Note extinguished.

WORLD DIAGNOSTICS, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

8. EVENTS SUBSEQUENT TO THE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS (UNAUDITED), CONTINUED:

       In May 1999, the Company paid the outstanding balance due to various vendors through the issuance of 6,000 shares of common stock. The fair market value of the common stock was $7.50 at the date of extinguishment. The restricted common stock cannot be sold for an 18-month period and after that can only be sold in accordance with Rule 144. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of extinguishment by 25%. An extraordinary loss of $25,715 was recorded in the statement of operations for the three months ended June 30, 1999 representing the difference between the discounted fair market value of the common stock issued and the carrying amount of the Note extinguished.

       During the three months ended June 30, 1999, the Company issued 15,500 shares of its common stock to various non-employee consultants for past services rendered. Pursuant to the application of SFAS No. 123 in accounting for the issuance of stock to non-employee consultants, the Company recorded compensation expense based on the fair market value of the shares issued since the fair value of the shares is more reliably measurable. The restricted common stock cannot be sold for an 18-month period and after that can only be sold in accordance with Rule 144. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of issuance by 25%. Due to the issuance of the shares, the Company recorded $92,046 in compensation expense, which is included in selling, general and administrative expenses in the statement of operations for the three months ended June 30, 1999.

       In June 1999, two shareholders and directors of the Company forgave a total of $37,412 in notes payable and other liabilities due from the Company. This action was treated as a capital contribution and resulted in an increase of approximately $37,412 in additional paid-in capital.

PART III

INDEX TO EXHIBITS

EXHIBITS                                                                                               PAGE
                                                                                                       ----
2.1    CERTIFICATE OF INCORPORATION OF WORLD DIAGNOSTICS, INC.. . . . . . . . . . . . . . . . . . . . .  53

2.2    CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF WDI. . . . . . . . . . . . . . . . .  55

2.3    BYLAWS OF WORLD DIAGNOSTICS, INC.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57

3.0    INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS: FORM OF STOCK CERTIFICATE . . . . . . . . . . .  67

5.0    VOTING TRUST AGREEMENT: NOT APPLICABLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A

6.1    ACQUISITION OF HEALTH TECH INTERNATIONAL, INC. . . . . . . . . . . . . . . . . . . . . . . . . .  68

6.2    KEYMAN INSURANCE FOR CHIEF EXECUTIVE OFFICER . . . . . . . . . . . . . . . . . . . . . . . . . .  89

6.3    INDEPENDENT CONTRACTOR AGREEMENT WITH IMMUNODIAGNOSTICS, INC.. . . . . . . . . . . . . . . . . .  90

6.4    FORM CONFIDENTIALITY AGREEMENT WITH MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . .  96

6.5    FORM LETTER AGREEMENT EXECUTED BY DISTRIBUTORS . . . . . . . . . . . . . . . . . . . . . . . . .  99

6.6    OFFICE LEASE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 106

7.0    MATERIAL FOREIGN PATENTS: NOT APPLICABLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A
              FILED HEREWITH.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

Date:  September 30, 1999                       WORLD DIAGNOSTICS, INC.

                                                 By:   /s/ Ken Peters
                                                       -----------------------
                                                       Ken Peters
                                                       President

                               INDEX TO EXHIBITS

EXHIBITS
2.1    CERTIFICATE OF INCORPORATION OF WORLD DIAGNOSTICS, INC.

2.2    CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF WDI

2.3    BYLAWS OF WORLD DIAGNOSTICS, INC.

3.0    INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS: FORM OF STOCK CERTIFICATE

5.0    VOTING TRUST AGREEMENT: NOT APPLICABLE

6.1    ACQUISITION OF HEALTH TECH INTERNATIONAL, INC.

6.2    KEYMAN INSURANCE FOR CHIEF EXECUTIVE OFFICER

6.3    INDEPENDENT CONTRACTOR AGREEMENT WITH IMMUNODIAGNOSTICS, INC.

6.4    FORM CONFIDENTIALITY AGREEMENT WITH MANAGEMENT

6.5    FORM LETTER AGREEMENT EXECUTED BY DISTRIBUTORS

6.6    OFFICE LEASE

7.0    MATERIAL FOREIGN PATENTS: NOT APPLICABLE
              FILED HEREWITH.